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                              June 27, 2022

       Sanjay Mehta
       Chief Financial Officer
       TERADYNE, INC
       600 Riverpark Drive
       North Reading, MA 01864

                                                        Re: TERADYNE, INC
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No. 001-06462

       Dear Mr. Mehta:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Risks Associated with Operating a Global Business
       We are subject to risks of operating internationally..., page 15

   1. We note your discussion here and on page 26 of your April 3, 2022 Form 10-Q related to inflation that it could
affect your prices, demand for your products, your profit margins.
                                                        We further note your
disclosure that your test and industrial automation businesses will be impacted by supply
constraints, which are in turn impacted by inflation. Please update this risk factor in future
filings if recent inflationary pressures have materially impacted your operations. In this
regard, identify the types of inflationary pressures you are facing and how your business has
been affected.
   2. We note your risk factor here and throughout the filing related to supply constraints. We further note from your
Form 8-K dated April 27, 2022 that you continue to encounter material constraints in
most product areas and that you provide wider than normal Q2
 Sanjay Mehta
TERADYNE, INC
June 27, 2022
Page 2
         guidance range reflects those supply challenges. Specify in future filings and in more detail whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
3. Please consider including disclosures in future filings to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any, from your supply chain disruptions. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tara Harkins at (202) 551-3639 or Dan Gordon, Reviewing Accountant, at (202) 551-3486 with any questions.



FirstName LastNameSanjay Mehta                                  Sincerely,
Comapany NameTERADYNE, INC
                                                                Division of
Corporation Finance
June 27, 2022 Page 2                                            Office of Life
Sciences
FirstName LastName